

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 17, 2006

Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Co 80203

> **Re:** **Cimarex Energy Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 25, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 3, 2005**
> **Filed November 7, 2005**
> **Response Letter Dated January 24, 2006**
> **File No. 001-31446**

Dear Mr. Korus:

We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 6. Long-Term Debt, page 13

1.   We have considered your response to prior comment one with respect to the floating rate convertible notes and have reviewed the Indenture agreement, dated December 17, 2003, that you provided. Based on our review of this document, please respond to the following:

* We note from your response that the excess amount between the Conversion Value and the Principal Return, should its calculation exceed $125 million, "will be paid in shares, never to exceed the explicit limit of 4,312,137." We further note that you believe this explicit limit on the total number of shares to

be delivered to the holders in a share settlement is one of the factors that support your conclusion that "the conversion feature should be included in stockholders' equity." Based on our review of the Indenture agreement, we note that Section 10.05 contains adjustment provisions to the Conversion Price that may result in a change to the explicit limit of shares to be delivered to holders. In this regard, we note that Sections 10.05(b) and (c) would cause the Conversion Price to be adjusted if you were to issue or distribute, among others, rights, warrants or options at a conversion price per share less than the Conversion Price. It appears that this adjustment to the Conversion Price would change the Conversion Rate, which would result in a change to the number of shares that may be issuable. Please advise.

- We also note that you may voluntarily reduce the Conversion Price under Section 10.13. Please advise as to whether this Section could impact the explicit limit on the total number of shares to be delivered to the holders in a share settlement.

- We note that Section 4.07 makes reference to Liquidated Damages and a Registration Rights Agreement. Please tell us whether or not these notes are subject to a registration rights agreement and provide a reference to indicate where such agreement has been filed as an exhibit. We may have further comment.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief